Exhibit 99.1

10 March 2021

FULL YEAR 2020 EARNINGS CALL REGISTRATION AND PARTICIPATION DETAILS

Burford Capital Limited, the leading global finance and asset management firm focused on law, today announces registration and participation details for its earnings call for the twelve-month period ended December 31, 2020, to be held at 10.00am EDT / 2.00pm GMT / 3.00pm CET on Wednesday March 24, 2021.

To gain dedicated access investors and analysts are encouraged to pre-register for the earnings call via:

https://www.investis-live.com/burfordcapital/6005ae659a138810004477f3/mfnd.

The dial-in number for the earnings call is +1 646 664 1960 (US local) / +44 (0)20 3936 2999 (UK local) / +44 (0)20 3936 2999 (all other locations) and the access code is 998125. To minimise the risk of delayed access, participants who have not pre-registered are urged to dial into the earnings call by 9.45am (EDT) / 1.45pm (GMT) / 2.45pm (CET).

An accompanying full year 2020 results presentation for investors and analysts will also be made available on the Burford Capital website: http://www.burfordcapital.com/shareholders/.

Following the earnings call, a replay facility will be available until Wednesday April 7, 2021 by dialling +1 845 709 8569 (US local) / +44 (0)20 3936 3001 (UK local) / +44 (0)20 3936 3001 (all other locations) and using the replay access code 473530.

For further information, please contact:

Burford Capital Limited
Jim Kilman, Chief Financial Officer	+1 917 985 9840
Robert Bailhache, Head of Investor Relations, EMEA and Asia	+44 (0)20 3530 2023
rbailhache@burfordcapital.com
Jim Ballan, Head of Investor Relations, Americas	+1 (646) 793 9176
jballan@burfordcapital.com

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Kevin Cruickshank (NOMAD)
Charlie Farquhar / Jonathan Abbott (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise.